ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 MARSH ROAD MENLO PARK, CALIFORNIA 94025 tel +1-650-614-7400 fax +1-650-614-7401 WWW.ORRICK.COM

November 12, 2015	Peter Lamb (650) 289-7117 plamb@orrick.com

Via EDGAR and E-mail

Cecilia Blye, Chief

Pradip Bhaumik, Special Counsel

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 4628

Washington, DC 20549

Re:	AVG Technologies N.V. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 10, 2015 File No. 001-35408

Dear Ms. Blye and Mr. Bhaumik:

On behalf of our client, AVG Technologies N.V. (the “Company”), we submit this letter to the Staff with respect to the above referenced Annual Report on Form 20-F. Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated October 15, 2015 (the “Comment Letter”). The Staff’s comments are repeated below in bold and followed by the Company’s responses in regular type. On the final page of this letter, the Company provides the requested written statement.

General

1.	We are aware of a news report that in June 2015 you signed a global partnership agreement with ZTE Corporation, under the terms of which ZTE smartphones and tablets now are pre-installed with your antivirus solutions. We also are aware of publicly available information indicating that ZTE operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding any contacts with Sudan or Syria since your letter to us dated October 11, 2011. You should describe any products, technology and services that you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

The Company advises the Staff that it has no agreements, arrangements or other contacts with the governments of Sudan or Syria or any entities those governments control. Under the terms of our distribution agreement with ZTE Corporation (“ZTE”), ZTE is prohibited from distributing any device containing an AVG application to end users in Sudan and Syria. Further, upon receipt of the Staff’s Comment Letter, the Company immediately contacted ZTE and ZTE represented to the Company on October 20, 2015 that it has not distributed any devices to end users in Sudan or Syria.

Cecilia Blye

Pradip Bhaumik

November 12, 2015

In May 2015, the Company acquired Privax Ltd., a U.K. based company (“Privax”), that is unrelated to the Company’s relationship with ZTE. Privax offers a virtual private network service. Privax’s operations are outside of the United States and its services do not contain content of U.S. origin. Since the acquisition, fourteen orders in a total amount of $248.71 have been placed for Privax services from users in Syria and Sudan. In November 2015, Privax terminated six users (four users were in Sudan and two users were in Syria). Privax currently has no active users in Sudan or Syria.

The Company advises the Staff that the Privax service, or the previous related users in Sudan and Syria, are not material to the Company’s operations.

The Company is not aware of any other Company contacts with Sudan and Syria since October 11, 2011. The Company further advises the Staff that it has policies and procedures, in place as appropriate, designed to prevent the unauthorized export of its products and/or services to Sudan and Syria. These policies and procedures include, among other things, monthly monitoring, order screening, and inclusion of export compliance provisions in relevant agreements.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Based on our assessment in the context of the factors set forth in the Staff’s comment above (among other factors), and because (i) ZTE has agreed not to distribute a device containing an AVG application to end users in Sudan and Syria and (ii) ZTE has represented to the Company that no such devices have been distributed, the Company believes there would be no material adverse impact on the Company’s reputation and share value.

Similarly, based on our assessment of the Privax service in Sudan and Syria, as set forth in response to the first comment above, the Company believes there would be no material adverse investment risk.

Cecilia Blye

Pradip Bhaumik

November 12, 2015

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 650-289-7117.

Sincerely,

/s/ Peter M. Lamb
Peter M. Lamb

Cecilia Blye

Pradip Bhaumik

November 12, 2015

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Little
John Little, Chief Financial Officer
AVG Technologies N.V.